Exhibit 4.2

FIRST AMENDMENT TO THE
ST. JUDE MEDICAL, INC.
MANAGEMENT SAVINGS PLAN

THIS INSTRUMENT, amending the St. Jude Medical, Inc. Management Savings Plan as restated effective January 1, 2008, is adopted by St. Jude Medical, Inc., a Minnesota corporation, (the “Employer”), and shall be effective as of January 1, 2010.

RECITALS

WHEREAS, the Employer has heretofore established and maintains a Management Savings Plan (the “Plan”) that is currently embodied in a document dated January 1, 2008, as amended; and

WHEREAS, the Compensation Committee, at a meeting held in December 2009, determined that no further discretionary contributions be made to the Plan for the Plan Year ending December 31, 2009 and for future years; and

WHEREAS, the Employer desires to formally amend the Plan for incorporate such plan design change into the document;

NOW, THEREFORE, the first paragraph of Section 4.4 of the Plan is amended to read as follows:

In addition to any amounts deferred by a Participant under Section 4.2 and the matching amounts that may be credited to the Participant’s Matching Amount Account under Section 4.3, for each Plan Year, discretionary amounts may be credited to a Discretionary Amount Account of the Participant provided that the Participant is an employee of the Company or another Participating Employer as of the last day of the Plan Year and determined in accordance with the provisions of this Section 4.4. Authorization for any discretionary amounts pursuant to this Section 4.4 shall be by written resolution duly authorized by the Compensation Committee, which resolution shall specify the amount of the contribution (whether in terms of dollars, percentage of net profits, or percentage of Participant Compensation), the period to which the discretionary amount is to be allocated, and any other terms applicable to such contribution. Unless otherwise specified, such resolution shall apply only to the contribution so authorized, and shall not authorize any such discretionary amount for any future period. In the event no resolution is adopted by the Compensation Committee or its delegate, no discretionary amount shall be authorized, or presumed.

IN WITNESS WHEREOF, St. Jude Medical, Inc. has caused this First Amendment to be executed by its officer, who has been duly authorized by the Board of Directors, effective as of the dates specified herein.

ST. JUDE MEDICAL, INC.

By	/s/ Pamela S. Krop
Its	V.P., General Counsel, Corp. Secretary
Date	4-6-2010